Filed pursuant to Rule 433

Issuer Free Writing Prospectus

Supplementing the Preliminary

Prospectus Supplement

dated April 4, 2013

(To Prospectus dated March 8, 2013)

Registration File No. 333-186129

Goodrich Petroleum Corporation

4,000,000 Depositary Shares

Each Representing a 1/1000th Interest in a Share of

10.00% Series C Cumulative Preferred Stock

Pricing Term Sheet

April 4, 2013

Issuer:	Goodrich Petroleum Corporation

Security:	Depositary shares each representing a 1/1000th interest in a share of the Issuer’s 10.00% Series C Cumulative Preferred Stock (“Series C Preferred Stock”)

Size:	4,000,000 depositary shares (representing an aggregate of 4,000 shares of Series C Preferred Stock)

Over-allotment Option:	600,000 depositary shares (representing an aggregate of 600 shares of Series C Preferred Stock)

Expected Ratings*:	Caa2 (Moody’s), CCC- (S&P)

Maturity:	Perpetual

CUSIP/ISIN:	382410 702/ US3824107029

Trade Date:	April 4, 2013

Settlement Date:	April 10, 2013

Price to Public:	$25.00 per depositary share

Liquidation Preference:	$25,000.00 per share of Series C Preferred Stock (equivalent to $25.00 per depositary share) plus accrued and unpaid dividends

Dividend:	10.00% per annum (equivalent to an annual rate of $2,500.00 per share of Series C Preferred Stock, or an annual rate of $2.50 per depositary share). Dividends are cumulative from April 10, 2013.

Dividend Payment Dates:	March 15, June 15, September 15 and December 15, beginning June 15, 2013

Underwriting Discount:	$0.875 per depositary share

Proceeds to the Issuer, net of underwriting discounts and expenses:	$95,750,000 (assuming the over-allotment option is not exercised)

Optional Redemption:	Redeemable by the Issuer on and after April 10, 2018.

Conversion Rights:	The Share Cap is equal to 3,371.54 shares of common stock per share of Series C Preferred Stock (3.37154 per depositary share). If the Common Stock Price is less than $7.415 per share (which is approximately 50% of the per-share closing sale price of our common stock reported on the NYSE on April 4, 2013), subject to adjustment, the holders will receive a maximum of 3,371.54 shares of our common stock per share of Series C Preferred Stock, which may result in a holder receiving a value that is less than the liquidation preference of the Series C Preferred Stock.

For the avoidance of doubt, the Exchange Cap will not exceed 13,486,160 shares of common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series C Preferred Stock is exercised, not to exceed 15,509,084 shares of common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Selling Concession:	$0.50 per depositary share

Reallowance to other dealers:	$0.45 per depositary share

Listing:

Application will be made to list the depositary shares on the New York Stock Exchange under the symbol “GDP PrC”. If the application is approved, trading of the depositary shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the depositary shares.

Joint Bookrunners:	Morgan Stanley & Co. LLC, UBS Securities LLC and Barclays Capital Inc.

Co-Managers:	MLV & Co. LLC and Stephens Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities, and may be subject to change or withdrawal at any time.

Terms not defined in this pricing term sheet have the meanings given to such terms in the preliminary prospectus supplement, dated April 4, 2013.

The Issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Morgan Stanley & Co. LLC, 866-718-1649, UBS Securities LLC, 877-827-6444 ext. 561 3884 or Barclays Capital Inc., 888-603-5847.